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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     BLAKE                           Victor                 H.
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   (Last)                           (First)             (Middle)

    c/o LaSalle Re Holdings Limited
     25 Church Street
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                                    (Street)

    Hamilton                    HM FX             BERMUDA
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   (City)                           (State)              (Zip)


_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     LaSalle Re Holdings Limited (NYSE: LSH)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

     February  1999
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [ ]  10% Owner
     [x]  Officer (give title below)           [ ]  Other (specify below)

             Chairman, President and Chief Executive Officer
            ----------------------------------------------------
_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Shares                         10/1/98        A(1)     V      30,000      A        (1)
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Common Shares                         10/2/98        A(2)     V         236      A      $22.631
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Common Shares                         1/6/99         A(2)     V         337      A      $18.488
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Common Shares                         2/1/99         P                1,400      A      $18.50   101,429.334 (3)  D
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*   If the Form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                         (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
(1) Award of restricted stock pursuant to the LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan (the "Plan").
    Shares vest as follows:  1/3 on 10/1/01, 1/3 on 10/1/02 and 1/3 on 10/1/03.
(2) Purchase of Common Shares pursuant to the LaSalle Re Holdings Limited Employee Stock Purchase Plan.
(3) Of the Common Shares beneficially owned, 50,823.334 shares are unvested restricted stock granted under the Plan.
    Of the restricted stock, 20,823.334 shares are restricted stock awards granted to compensate the reporting person for the dilutive effect on the exercise price of options granted under the Plan of certain dividends paid by the issuer.
    These shares of restricted stock vest only when the underlying options are exercised.



  /s/ Victor H. Blake                                      March 8, 1999
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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